

August 1, 2025

Yongcheng Yang
Chief Financial Officer
Enlightify Inc.
3rd floor, Borough A, Block A. No. 181, South Taibai Road
Xi'an, Shaanxi Province, PRC 710065

> **Re: Enlightify Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2024**
> **Filed October 15, 2024**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **Filed November 3, 2023**
> **File No. 001-34260**

Dear Yongcheng Yang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:  Robert Zepfel, Esq.